Libros 787, Inc.

Financial Statements

Year Ended December 31, 2022

Independent Accountant's Review Report

Libros 787, Inc.
San Juan, Puerto Rico

I have reviewed the accompanying financial statements of Libros 787, Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of operation, changes in accumulated deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of our procedures provide a reasonable basis for our conclusion. I am required to be independent of Libros 787, Inc., and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.





Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Héctor Luna Lugo, CPA

License No. 7209 Exp. Date 12/01/2023

San Juan, Puerto Rico
March 22, 2023

Stamp No. E513272 of the
Puerto Rico State Society
of Certified Public Accountants
was affixed to the original
of this report.

E513272
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO

Héctor Luna Lugo
Contador Público Autorizado, Puerto Rico
Licencia Núm: 7209

Libros 787, Inc.
Balance Sheet
As of December 31, 2022

Assets

Cash	$	4,999
Total assets	$	4,999

Liabilities and Accumulated Deficit

Accounts payable	$	29,172
Total liabilities	$	29,172
Accumulated deficit	$	(24,173)
Total liabilities and accumulated deficit	$	4,999

See accompanying notes and independent accountants' review report.

LIBROS787 Inc.
Statement of Changes in Equity
FOR THE YEAR ENDED DECEMBER 31, 2022

	Membership Units	
BEGINNING BALANCE, JANUARY 1, 2021		
Retained Earnings		
Retained Earnings, Beginning Balance	100	(27,413.00)
Net Income (loss)		1,620.00
Retained Earnings, Ending Balance		**(25,793.00)**
ENDING BALANCE, DECEMBER 31, 2021		**-$ 25,793.00**
Retained Earnings		
Retained Earnings, Beginning Balance	100	(25,793.00)
Net Income (loss)		1,620.00
Retained Earnings, Ending Balance		**(24,173.00)**
ENDING BALANCE, DECEMBER 31, 2022		**-$ 24,173.00**


Libros 787, Inc.

Statement of Operation

December 31,2022


Net sales	$	366,812
Cost and expenses		
Cost of goods sold		256,678
Selling, general and administrative		135,599
Interest		3,445
Other income		(30,530)
Total cost and expenses		365,192
Net income		1,620
Accumulated deficit, at beginning of year		(25,793)
Accumulated deficit, at end of year	$	(24,173)

See accompanying notes and independent accountants' review report.


Libros 787, Inc.

Statement of Cash Flows

As of December 31, 2022


Cash flows from operating activities:		
Net income	$	1,620
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Increase (decrease) in operating liabilities:		
Accounts payable		(17,165)
Total adjustments		(17,165)
Net cash provided by operating activities		(15,545)
Net change in cash		(15,545)
Cash - beginning of year		20,544
Cash - end of year	$	4,999
Supplemental disclosure of cash flows information:		
Cash paid during the year for:		
Interest	$	3,445

See accompanying notes and independent accountants' review report.

Note 1 – <u>Organization and summary of significant Accounting Policies</u>

Organization

Libros 787, Inc. ("the Company") was organized under the laws of the Commonwealth of Puerto Rico in November 2017. The Company is engaged in the retail sale of books.

Summary of significant accounting policies

Basis of accounting and presentation

The financial statements have been prepared in the accrual basis of accounting and in accordance accounting principles generally accepted in the United States of America.

Cash

For cash flows purposes, cash consists on funds deposited in current bank accounts.

Merchandise inventories

Merchandise inventories are stated at the lower of cost (weighted average method) or net realizable value.

Revenue recognition

The Company follows the provisions of Financial Accounting Standards Board, Accounting Standards Codification (ASC) No. 606, *Revenue from Contracts with Customers*. ASC 606 requires that five steps be completed to determine when revenue can be recognized: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfies a performance obligation.

The Company's revenue is derived primarily from the sale of products, which are recognized as revenue at the point of sale to the customers. All of the Company's revenues for the year ended December 31, 2022 corresponded to sale of products for which revenues were recognized at a point in time.

Note 1 – <u>Organization and summary of significant accounting policies – (continued)</u>

<u>Revenue recognition – (continued)</u>

The Company determines the transaction price for the sale of its products based on a selling price, reduced by discounts and implicit price concessions, if any. The Company estimates implicit price concessions based on historical experience. Implicit price concessions as of and for the year ended December 31, 2022 were not significant. The Company's transaction prices do not include variable consideration or a significant financing component. In addition, the Company has determined that there are no specific factors that significantly affect the nature, amount, timing, and uncertainty of its revenues and cash flows.

The Company has evaluated its performance obligations and other contractual arrangements for its revenue streams and concluded that ASC 606 did not have a material effect on its financial statements. In addition, ASC 606 did not result in a material change to the timing of when revenues are recognized by the Company.

<u>Income Taxes</u>

The Company adopted the provisions of *Income Taxes Topic of the FASB Accounting Standards Codification which* provides guidance on the manner in which tax positions taken or expected to be taken on tax returns should be reflected in an entity's financial statements prior to their resolution with taxing authorities. This adoption did not have a material effect on the Company's financial statements.

<u>Sales Taxes Collected</u>

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues.

<u>Advertising and Promotions</u>

The Company charges to operations advertising and promotions costs as they are incurred. Advertising and promotions cost for the year ended December 31, 2022 was approximately $6,705.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Income Taxes

As previously discussed in Note A, the Company adopted the provisions of the Income Taxes Topic of the FASB Accounting Standard Codification regarding the accounting for uncertainty in income tax positions. These provisions require the Company to recognize those tax positions determined to be "more likely than not" of being sustained upon examination, based on the technical merits of the positions.

The Company files income tax returns based on interpretation of laws and regulations. As of December 31, 2022, management of the Company believes that there are no uncertain tax positions; accordingly, no liability for uncertain tax positions has been recorded in the accompanying financial statements. In the normal course of business, the Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for its taxable years 2017 to 2022, until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete.

The primary difference between the Company's effective income tax rate and the statutory tax rate are permanent non-deductible amounts.

Note 3 – Concentration of Credit Risk

The Company periodically maintains cash balances in financial institutions in excess of the applicable depository insurance limitation. Custodial credit risk is the risk that in the event of a bank failure, the Company's deposits may not be returned to it. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and management is of the opinion that these funds are not risk.

Note 4 – Subsequent Events

Management has evaluated subsequent events through March 22, 2023, which is the date the financial statements were available to be issued.

LIBROS787, INC
Financial Statements
FOR THE YEAR ENDED DECEMBER 31, 2021

LIBROS787, INC
Financial Statements
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

FINANCIAL STATEMENTS	PAGE

Driven, P.S.C.
B7 Tabonuco Street Suite 302
Guaynabo, PR 00968

Independent Accountant's Review Report

To the Board of Directors
Libros787, Inc.
San Juan, PR

We have reviewed the accompanying financial statements of Libros787, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operation, changes in accumulated deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America.

Accountant's Responsibility

Our responsibility is to conduct a review of the financial statements in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). A review consists principally of applying analytical procedures and making inquiries of management. The objective of a review is to determine whether we are aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

April 4, 2023

License No. PSC – 329
Guaynabo, Puerto Rico

Stamp number E514448 was
affixed to the original report.

DRIVEN, P.S.C.

1

LIBROS787, INC.
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS

Cash on Hand-Bank	$	20,545
Total current assets	$	20,545

TOTAL ASSETS	$	20,545

LIABILITIES AND ACCUMULATED DEFICIT

CURRENT LIABILITIES

Accounts Payable	$	46,338
Total current liabilities	$	46,338

Accumulated Deficit	$	(25,793)

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	20,545

See accompanying notes to financial statements and independent accountants review report.

LIBROS787, INC.
STATEMENT OF OPERATION
FOR THE YEAR ENDED DECEMBER 31, 2021

INCOME	$	475,364
COST OF INCOME		341,953
GROSS PROFIT		133,411
OPERATING EXPENSES		
Selling, General and Administrative		131,791
Total Expenses		131,791
INCOME FROM OPERATION		1,620
NET INCOME	$	1,620
Accumulated Deficit, beginning of year		(27,413)
RETAINED EARNINGS, end of period	$	(25,793)

See accompanying notes to financial statements and independent accountants review report.

LIBROS787, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITIES	
Net Income	$ 1,620
Adjustments to reconcile Net Loss to Net Cash provided by operations:	
Accounts Payable	(48,160)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	(48,160)
Net cash provided by operating activities	(46,540)
Net change in cash for period	(46,540)
Cash at beginning of period	67,085
Cash at end of period	20,545

See accompanying notes to financial statements and independent accountants review report.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Libros787,Inc. is presented to assist in understanding the Company's financial statements.

Organization

Libros787, Inc. (The Company) was incorporated under the laws of the Commonwealth of Puerto Rico as a for profit Domestic Limited Liability Company on 9th of November 2017. The Company was organized for the retail sales of books with location in San Juan, Puerto Rico.

Summary of significant accounting policies

Basis of financial statement presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance accounting principles generally accepted in the United States of America.

Cash

For cash flows purposes, cash consists on funds deposited in current bank accounts.

Merchandise inventories

Merchandise inventories are stated at the lower of cost (weighted average method) or net realizable value.

Property and equipment

Property and equipment, including expenditures for renewals and improvements to leased premises are stated at cost. Cost of maintenance and repairs, which do not improve or extend the useful lives of the respective assets are charged to expense as incurred. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets.

Revenue recognition

The Company follows the provisions of Financial Accounting Standards Board, Accounting Standards Codification (ASC) No. 606, *Revenue from Contracts with Customers*. ASC 606 requires that five steps be completed to determine when revenue can be recognized: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfies a performance obligation.

The Company's revenue is derived primarily from the sale of products, which are recognized as revenue at the point of sale to the customers. All of the Company's revenues for the year ended December 31, 2021 corresponded to sale of products for which revenues were recognized at a point in time.

5

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue recognition

The Company determines the transaction price for the sale of its products based on a selling price, reduced by discounts and implicit price concessions, if any. The Company estimates implicit price concessions based on historical experience. Implicit price concessions as of and for the year ended December 31, 2021 was not significant. The Company's transaction prices do not include variable consideration or a significant financing component. In addition, the Company has determined that there are no specific factors that significantly affect the nature, amount, timing, and uncertainty of its revenues and cash flows.

The Company has evaluated its performance obligations and other contractual arrangements for its revenue streams and concluded that ASC 606 did not have a material effect on its financial statements. In addition, ASC 606 did not result in a material change to the timing of when revenues are recognized by the Company.

Income Taxes

The Company adopted the provisions of *Income Taxes Topic of the FASB Accounting Standards Codification* which provides guidance on the manner in which tax positions taken or expected to be taken on tax returns should be reflected in an entity's financial statements prior to their resolution with taxing authorities. This adoption did not have a material effect on the Company's financial statements.

Sales Taxes Collected

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues.

Advertising and Promotions

The Company charges operations advertising and promotions costs as the are incurred. Advertising and promotions cost for the year ended December 31, 2021 was approximately $9,040.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – CURRENT ASSETS

The Company holds an account in Banco Popular de Puerto Rico Inc and other operating checking account with Brex Bank.

NOTE C – INCOME TAXES

As previously discussed in Note A, the Company adopted the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification regarding the accounting for uncertainty in income tax positions. These provisions require the Company to recognize those tax positions determined to be "more likely than not" of being sustained upon examination, based on the technical merits of the positions.

The Company files income tax returns based on interpretation of laws and regulations. As of December 31, 2021, management of the Company believes that there are no uncertain tax positions; accordingly, no liability for uncertain tax positions has been recorded in the accompanying financial statements. In the normal course of business, the Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for its taxable years 2017 to 2021, until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete.

The primary difference between the Company's effective income tax rate and the statutory tax rate are permanent non-deductible amounts.

NOTE D – CONTINGENCIES

The Company recognizes contingencies in its financial statements if it is probable that a liability will arise and if the amount of the liability can be reasonably estimated. The company regularly reviews its contingencies and updates the accordingly.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 4, 2023, which is the date the financial statements were available to be issued.

*****